UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 LVB ACQUISITION, INC.
(Name of Issuer)

       Common Stock, par value $0.01 Per Share
(Titles of Class of Securities)

                                   Not Applicable
(CUSIP Number)

                          December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 536,034,330
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 536,034,330
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,034,330
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 97.0% (1)
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on a total of approximately 552,331,876 shares of Common Stock outstanding as of December 31, 2011 as reported on the Issuer’s Form 10-Q dated January 13, 2012.

CUSIP No. N/A		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 536,034,330
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 536,034,330
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,034,330
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 97.0% (2)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

 (2) Based on a total of approximately 552,331,876 shares of Common Stock outstanding as of December 31, 2011 as reported on the Issuer’s Form 10-Q dated January 13, 2012.

CUSIP No. N/A		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 536,034,330
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 536,034,330
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,034,330
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 97.0% (3)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(3) Based on a total of approximately 552,331,876 shares of Common Stock outstanding as of December 31, 2011 as reported on the Issuer’s Form 10-Q dated January 13, 2012.

Item 1(a).	Name of Issuer:

LVB Acquisition, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
56 East Bell Drive, Warsaw, Indiana

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”) pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership (“Holdings I”).  Holdings I is the sole member of each of TPG GenPar IV Advisors, LLC, a Delaware limited liability company (“TPG Advisors IV”) and TPG GenPar V Advisors, LLC, a Delaware limited liability company (“TPG Advisors V”).  TPG Advisors IV is the general partner of TPG GenPar IV, L.P, a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), which holds 50,000.000 membership units in LVB Acquisition Holding, LLC, a limited liability company (“LVB Acquisition Holding”).

TPG Advisors V is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which is (a) the general partner of each of  (i) TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), which holds 1,015,020.30532 membership units of LVB Acquisition Holding, (ii) TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF A”), which holds 2,655.60483 membership units of LVB Acquisition Holding, and (iii) TPG FOF V-B L.P. a Delaware limited partnership (“TPG FOF B”), which holds 2,141.61680 membership units of LVB Acquisition Holding, and (b) the managing member of each of (i) TPG LVB Co-Invest LLC, a Delaware limited liability company (“TPG Co-Invest I”), which holds 235,843.63020 membership units of LVB Acquisition Holding, and (ii) TPG LVB Co-Invest II LLC, a Delaware limited liability company (“TPG Co-Invest II”  and, together with TPG Partners IV, TPG Partners V, TPG FOF A, TPG FOF B and TPG Co-Invest I, the “TPG Funds”), which holds 2,758.00100 membership units of LVB Acquisition Holding. The TPG Funds in the aggregate hold 24.41% of the membership units of LVB Acquisition Holding, which directly holds the shares of Common Stock of the Issuer (the “Shares”) reported herein.  Because of Group Advisors relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the Shares.

David Bonderman and James G. Coulter are officers, directors and sole shareholders of Group Advisors and therefore may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows: c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Forth Worth, Texas 76102
Item 2(c).	Citizenship: See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number: Not Applicable.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv) Shared power to dispose or direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of James G. Coulter (5)

_______________

(4) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (“Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010.

(5) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010.

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

 _______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.